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                            August 8, 2023

       Paul Seavey
       Executive Vice President and Chief Financial Officer
       Equity Lifestyle Properties, Inc.
       Two North Riverside Plaza, Suite 800
       Chicago, IL 60606

                                                        Re: Equity Lifestyle
Properties, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Response dated July
7, 2023
                                                            File No. 001-11718

       Dear Paul Seavey:

              We have reviewed your July 7, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 17, 2023 letter.

       Form 10-K for the year ended December 31, 2022

       Non-GAAP Financial Measures, page 47

   1. We note your response to our comment 1. We refer you to your non-GAAP financial measures Funds from
Operations, Normalized Funds from Operations, Property operating revenues, excluding
deferrals, Income from property operations, excluding deferrals and property management,
and Income from property operations, excluding deferrals. It appears that such
non-GAAP measures accelerate the recognition of membership upgrade revenues by recognizing
the entire amount of payments received as revenues in the current period, as opposed to
recognizing the revenues over a 20 year period. Accelerating the recognition of
membership upgrade sales appears to be inconsistent with Question 100.04 of the Non-GAAP C&DI.
Please revise your filing to remove this adjustment from your non-GAAP measures, or
advise.
 Paul Seavey
Equity Lifestyle Properties, Inc.
August 8, 2023
Page 2
Consolidated Statements of Cash Flows, page F-9

2.       We note your response to comment 3. Please address the following:
             We note you concluded that there was a classification error in prior periods due to the predominance principle discussed in ASC 230-10-45-22 through 22a not being applied appropriately in relation to the MH asset class. Please clarify for us how you determined that this principle was not being applied appropriately in prior periods.
            Your response should address, but not be limited to, (1) your consideration of the information available to management at the time the MH asset cash outflows were recorded within investing activities and (2) your consideration of the level of management judgement necessary to apply this accounting literature.
             Please clarify for us how you determined that the predominant source of cash flow comes from the proceeds of the sale of MHs. In your response, please provide both qualitative and quantitative factors that went into your analysis. Your response should address the consideration that you gave to the length of time that the MHs will be rented out prior to sale. Additionally, to the extent you gave more weight to quantitative factors, please tell us how you determined that was appropriate and consistent with this accounting literature.
3. We continue to consider your analysis of materiality that you provided in your response to comment 3.
       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.



FirstName LastNamePaul Seavey                                 Sincerely,
Comapany NameEquity Lifestyle Properties, Inc.
                                                              Division of
Corporation Finance
August 8, 2023 Page 2                                         Office of Real
Estate & Construction
FirstName LastName